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                                                                  Exhibit (a)(8)


                                                                 7 December 1998

GKN plc to acquire The Interlake Corporation of the US

GKN plc announces that it has today entered into a merger agreement to acquire The Interlake Corporation in a move that strengthens the group's powdered metals and aerospace businesses.

Under the agreement GKN will acquire The Interlake Corporation for $553 million ((pound)335 million) including the assumption of approximately $292 million ((pound)177 million) of debt. GKN will shortly commence a tender offer for all of the outstanding common shares at $7.25 per share and for the Series A preferred stock at a price equivalent to $7.25 per underlying common share. The consideration for the tender offer will be satisfied in cash from GKN's existing resources.

First Chicago Equity Corporation, the holder of 31,500 shares of preferred stock of Interlake, convertible into approximately 25% of the fully diluted equity of Interlake, has consented to the transaction and has advised GKN that it intends to tender all of its shares in the offer. The transaction is subject to the expiration or waiver of applicable regulatory waiting periods and other customary conditions and the tender offer is expected to close in January 1999.

The Interlake Corporation comprises three businesses, all leaders in their respective markets.

     The Hoeganaes Corporation in which Hoganas AB of Sweden has a 20% minority interest, is the leading supplier of ferrous powdered metals in North America, the main material used by GKN Sinter Metals.

     Chem-tronics Inc. is the leading US producer of advanced, lightweight structural components for aerospace engines in the civil, military and

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     space  markets and has a strong position in the aftermarket for engine fan blade repair.

     Interlake Material Handling is the leader in pallet and container racking, dynamic storage and conveyor system markets in the US and produces a range of storage systems for use in distribution centres, warehouses, and retail facilities.


Interlake's audited financial statement for the year ended 28 December 1997, as adjusted for businesses sold during 1997, showed sales of $483.5 million ((pound)293 million) and operating profit of $44.4 million ((pound)26.9 million). Interlake reported total pre-tax profits of $37.3 million ((pound)22.6 million) reflecting a gain on disposal of $35.6 million ((pound)21.6 million) partially offsetting the interest cost of its high coupon debt. Sales and operating profit for the nine months to 27 September, 1998 were $396.2 million ((pound)240.1 million) and $42.5 million ((pound)25.8 million) respectively, 11% and 12% higher than the continuing operations reported for the same period last year.

A meeting for analysts and investors of GKN plc has been organised at 9:30am today at the Warburg Dillon Read Conference Centre, 1 Finsbury Avenue, London EC2 followed by a media briefing at 11.00am.

At this meeting it will be reported that GKN's existing businesses are continuing to trade satisfactorily. Looking forward to 1999, GKN is confident of further progress driven by increasing deliveries in its Aerospace business and continued growth in Industrial Services. While the market environment for automotive operations is likely to be less favourable, these businesses are strongly positioned to compete in a challenging environment.

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CK Chow, GKN's Chief Executive commenting on the Interlake acquisition said:

"The acquisition of Interlake presents a unique opportunity to build upon two of our growth platforms in a single acquisition. We believe that the addition of Hoeganaes will allow us to build on its technology to drive rapid growth in the powder metal markets. At the same time Chem-tronics builds further upon our recent aerospace acquisitions in the US and brings with it a number of exciting future civil and military programmes. Interlake Material Handling will be managed in our Industrial Services portfolio selling to similar customers and markets as Chep.

"This is a strategically important acquisition for GKN and another important step forward in our well established and successful growth strategy. It is expected to be earnings enhancing before goodwill amortisation in the first year."


Powder Metal - The Hoeganaes Corporation
Projected 1998 Sales $200m

The Hoeganaes Corporation is the leading supplier of ferrous powdered metals in North America. It is a major supplier to GKN Sinter Metals. It is a low cost producer utilising both the atomising and sponge production process and is also a technology leader with a number of patented products and processes. It has four operations in the USA; New Jersey, Pennsylvania (2 sites) and Tennessee and employs 520 people.

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About 60% of Hoeganaes' customers are auto parts manufacturers for structural applications such as transmissions, engines and suspension systems. The combination of Hoeganaes' material technologies and GKN Sinter Metals' product expertise and manufacturing skills, will lead to even more powder metal components replacing cast and forged structural parts.

There is also a significant market for metal powders in welding, chemicals, friction applications such as brake pads and linings, photocopiers and by pharmaceutical companies in blood thinning agents and iron supplements.

Hoeganaes is 80% owned by Interlake and 20% by Hoganas AB of Sweden with which it has an on-going technology agreement. This is expected to continue after the acquisition. It is intended that under GKN ownership Hoeganaes will be managed as a separate entity and will continue to supply other powder metal component companies in the US.

Aerospace - Chem-tronics Inc
Projected 1998 Sales $135m

Chem-tronics is a leading producer of lightweight, fabricated structural products for aerospace engines in the commercial, military, aerospace and space markets and provides jet engine fan blade repair services. Chem-tronics' products include rings, cases and modules for large commercial aircraft jet engines, titanium ducts for military jet engines and space launch vehicles, and other complex fabrications for a variety of aerospace applications. It is based in California and Oklahoma and employs some 900 people.

Chem-tronics is a key supplier to a number of high growth commercial and military programmes. Major customers, with whom Chem-tronics has significant multi-year agreements, include Rolls-Royce, Allison, Pratt & Whitney and GE.

In addition to its fabrication business, Chem-tronics provides comprehensive repair services for jet engine fan and compressor blades, discs, combustion liners and fan cases. Repair customers include major US and international airlines, all jet engine manufacturers, and overhaul centres.

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Industrial Services - Interlake Material Handling
Projected 1998 Sales $200m

Interlake Material Handling designs, manufactures and sells racking for pallets and containers, conveyors and related equipment for use in warehouses, distribution centres, retail stores and other applications in North America.

It is the market leader in the US with around 20% market share and a wide range of products. In 1997 the business suffered from a number of one-off events including implementation of a new computer system which depressed the operating performance. 1998 has been a year of significant recovery.

Interlake Material Handling currently has four facilities in the USA and employs 1,100 people. After the acquisition the business will be managed within the GKN Industrial Services portfolio.

Balance Sheet

Due to the highly leveraged nature of the balance sheet, Interlake had net liabilities (excluding preferred stock and after adjusting for outstanding stock options) of $146 million ((pound)88 million) as at 27 September, 1998 which included net debt of $292 million ((pound)170 million).

Ends

For further information please contact

GKN Corporate Communications       0171 568 0584

after 2.00pm                       0171 930 2424

Notes to Editors



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GKN plc

GKN plc is a global industrial company with annual sales in excess of (pound)3.3 billion (US$5.4 billion). It has operations in more than 40 countries and employs 35,000 people in subsidiaries and a further 12,500 in joint ventures. GKN's operations include automotive and off-highway vehicle products, aerospace, and pallet pooling and waste management.

GKN Sinter Metals

GKN Sinter Metals, headquartered in Detroit, has operations in 10 countries around the world and annual sales in excess of $550 million ((pound)333 million). It is the world's largest producer of powder metal components. The business employs more than 5,000 people and produces more than 4,000 components for the automotive, lawn and garden, power tool and home appliance markets.

GKN Aerospace

GKN Aerospace has operations in the UK, Germany and the USA and has 4,800 employees. It is a first tier supplier to propulsion systems companies and supplies composite structures in three main product areas: aerostructures, nacelles and transmissions, to prime contractors. Annualised sales for 1998 are in excess of (pound)320 million ($528 million).

GKN Industrial Services

GKN has three industrial services businesses - Chep, Cleanaway and Meineke. The largest of these is Chep which is a world market leader in the provision of pooling services for pallets, crates and other packaging for grocery dry goods and other products such as automotive components. Cleanaway is a waste management business based in Europe. With the exception of Chep South Africa both businesses are 50:50 joint ventures with Brambles Industries of Australia. Meineke is a US based specialist exhaust franchise with approximately 900 discount muffler stores throughout the country.